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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
  REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                       Commission File Number        0-12046
                                                                ----------------

StreamLogic Corporation
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             (Exact name of registrant as specified in its charter)

8450 Central Avenue, Newark, California  94560             (510) 608-4000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock
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            (Title of each class of securities covered by this Form)

None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [X]               Rule 12h-3(b)(1)(i)   [ ]
         Rule 12g-4(a)(1)(ii)   [ ]               Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(2)(i)    [ ]               Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(ii)   [ ]               Rule 12h-3(b)(2)(ii)  [ ]
                                                  Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date:
12(1)
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
StreamLogic Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 9, 1998       By:  /s/ George Oliva
                               -----------------------------------------------
                                   George Oliva, Chief Financial Officer and
                                   Vice President of Finance & Administration

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.





__________________________________

     (1) Note that 3,500,000 shares Common Stock of StreamLogic Corporation (the "Company") are held by Susan L. Uecker, Distribution Agent for the Company (the "Creditors' Shares"). The Creditors' Shares will be issued to approximately 225 creditors of the Company at a later date. Notwithstanding the foregoing, the Company believes that the aggregate number of shareholders of the Company will be less than 300 after the Creditors' Shares are issued.